UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT 1934

For the month of September, 2003

COLES MYER LTD.

(Translation of registrant's name into English)

800 TOORAK ROAD, TOORONGA, VICTORIA, AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X      Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pusuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No      X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COLES MYER LTD.

(Registrant)

By  /s/  R F BENNETT

(Signature)

ROBERT F BENNETT

COMPANY SECRETARIAT MANAGER

Date September 19, 2003

Coles Myer Ltd.

ABN 11 004 089 936

800 Toorak Road, Tooronga, 3146

Telephone (03) 9829 3111

Facsimile (03) 9829 6787

Postal Address: PO Box 2000, Glen Iris, 3146

News Release

19 September 2003

Coles Myer underlying full year profit up 29%

  Underlying net profit after tax $455.6 million

  Food & Liquor margin expansion

  Fuel offer meeting expectations

  Kmart and Target - excellent progress

  Profit turnaround at Myer Grace Bros

  Strong balance sheet and cashflow

  Final dividend 12.5 cents

Coles Myer Ltd (CML) today announced underlying net profit after tax of $455.6 million for the full year ended 27 July 2003, up 28.8% on the prior year. Sales rose by 6.1% to $27 billion.

"This result is a major step forward in Coles Myer's five year turnaround program," CML CEO John Fletcher said.

"With the right team and the right strategy we are beginning to deliver on our promise to be Australia's number one retailer in all our brands, providing the best offer for our customers and acceptable and sustainable returns for our shareholders," Mr Fletcher said.

Highlights of the result include:

    margin expansion across all businesses;

    Food and Liquor earnings growing faster than sales;

    substantial earnings growth at Kmart and Target;

    return to profitability at Myer Grace Bros;

    further strengthening of the balance sheet;

    underlying return on investment up from 12.7% to 17.9%;

    another strong rise in cash flow

"This result positions us well for the next phase of our rebuild, in which we will increase the emphasis on the third plank of our strategy, to leverage the scale of the CML Group while continuing to pursue growth of our Food and Liquor business and restoring operational excellence to our non-food businesses.

"In the last two years, our critical priority has been to improve the performance of our non-food brands and to close the sales gap between our Food and Liquor business and its major competitor. We have been focussed on developing and implementing brand positioning and marketing strategies for each of our individual businesses.

"Now that our performance has begun to improve, we are in a position to reinvest in our business to capture our full potential through maximising the unique competitive advantages of our scale for our customers and shareholders.

"This will move us from step change to comprehensive whole of business change, leveraging Group-wide initiatives such as supply chain, systems transformation, organisational change and our customer loyalty program to bring significant customer and financial benefits to our brands.

"We look forward to detailing our plans in these areas on 25 September," Mr Fletcher said.

CML is committed to the highest standards of international financial reporting. As disclosed at the interim result, the Company has adopted new US guidance for the accounting of supplier promotional rebates. As a result of this policy change, a one-time, non-cash adjustment of $79.3 million before tax was made to the full year result. Although not compulsory in Australia, we have introduced this policy because it represents global best practice.

After one-off accounting policy changes, profit from the sale of Sydney Central Plaza and a credit adjustment from the Kmart NZ onerous lease provision, net profit after tax for the year was $429.5 million.

Directors have declared a fully franked final dividend of 12.5 cents per share, bringing the full year dividend to 26 cents per share, an increase of 0.5 cents per share on last year.

OUTLOOK

The outlook for the Group remains positive, despite intense competition across all of the markets in which we operate.

In the first seven weeks of FY2004, sales across the Group increased by 10.8% including the Coles Express fuel business. To date, Coles Express fuel volumes have exceeded our expectations, and as a result, Food & Liquor sales in Victoria have risen in the order of 1.5-2.0% above that in other States during the same period. As anticipated, the combined non-food brands are achieving mid single digit sales growth on last year's high base, consistent with our strategic plan.

While industry statistics indicate that growth in the food and liquor sector is slowing, we expect our Food & Liquor business sales growth to continue to show progressive improvement during FY2004, as our fuel offer is rolled out over the year and other customer initiatives gain traction.

We anticipate combined sales growth for Kmart, Officeworks, Myer Grace Bros and Target to continue at mid single digit for the full year.

We will provide earnings guidance for FY2004 at the Annual General Meeting on 26 November 2003.

*/*/*

Enquiries:

Media: Scott Whiffin +61 3 9829 5548

Analysts: Amanda Fischer +61 3 9829 4521

RESULTS SUMMARY	2003	2002	Change
	52 weeks	52 weeks
	$m	$m
Sales[a]	27,017	25,468	6.1%
Retail EBIT[b]	823.4	624.1	31.9%
% to Sales[b]	3.05%	2.46%
Food & Liquor	603.2	558.2	8.1%
% to Sales	3.65%	3.55%
Kmart, Officeworks, MGB, Target	233.6	92.5	152.5%
% to Sales	2.28%	0.97%
Emerging Businesses	(10.9)	(14.2)	23.2%
% to Sales	(4.27)%	(6.68)%
Exited businesses[c]	(2.5)	(12.4)
Property[d]	34.5	49.1
Unallocated costs	(113.5)	(106.7)
EBIT[b]	744.4	566.5	31.4%
Net borrowing costs	(63.2)	(75.5)
Net profit before tax before acctng policy changes	681.2	491.0	38.7%
Income tax expense	(210.0)	(137.2)
Net profit after tax before acctng policy changes	471.2	353.8	33.2%
Accounting policy changes[e]	(64.0)	-
Associated income tax benefits	22.3	-
Net profit after tax	429.5	353.8	21.4%
Underlying Net profit after tax[f]	455.6	353.8	28.8%

Underlying earnings per share[f] (basic) (cents)	34.4	26.1
Earnings per share (basic) (cents)	32.2	26.1
Ordinary dividend per share (cents)	26.0	25.5
Underlying operating gross margin[a,b] (%)	27.33	26.71
- Food & Liquor	24.69	24.29
- Kmart, Officeworks, MGB, Target	31.80	30.64
Cost of doing business / sales[a] (%)	24.57	24.44
- Food & Liquor	21.04	20.74
- Kmart, Officeworks, MGB, Target	29.52	29.68
Return on investment (%) (mat) [b]	17.9	12.7
Operating cash flow	1,178.4	1,118.0
Free cashflow	741.2	672.6
Net debt/Net debt & equity (%)	6.2	17.5
Fixed charges cover (times)	2.2	2.0

a	Excludes the exited businesses of Myer Direct (sold Jan 2002) & Red Rooster (sold May 2002). Including these businesses, 2002 CML sales were $25,689m representing sales growth of 5.2%

b	Excluding accounting policy changes. Including 2003 write-back of Kmart NZ onerous lease provision of $12.8m

c	Myer Direct: 2002 loss $1.1m; Red Rooster: 2003 loss $2.5m, 2002 loss $11.3m

d	Includes $5.5m pre-tax profit on sale of Sydney Central Plaza (sold March 2003)

e	Promotional rebates $(79.3)m - relating to 2003: $(2.8)m, relating to prior periods $(76.5)m; liquor licenses $10.3m; logistics administration expenses $5.0m. Refer page 8 for details
f

Net profit after tax before accounting policy changes $471.2

  Write-back of Kmart NZ onerous lease provision ($12.8)

  Sale of Sydney Central Plaza (after tax) ($2.8)

Underlying net profit after tax $455.6

RETAIL OPERATIONS

Food and Liquor Group

	2003	2002	Change
Sales ($m)	16,539	15,711	5.3%
Comparative store sales growth			1.5%
Retail EBIT2, ($m)	603.2	558.2	8.1%
Retail margin (%)	3.65	3.55	10bp
Net assets employed (NAE) ($m)	2,075	1,776

  Underlying retail EBIT up 8.1%2,3

  Efficiency gains drive margin improvement

  Strong network expansion

  New initiatives positioning for growth

The Food and Liquor Group (F&L), comprising Coles, Bi-Lo and Liquorland, reported an 8.1% increase in underlying retail EBIT over the year.

Alan Williams, Chief Operating Officer - Food and Liquor - said that despite intense competition, the business continued to expand margins in 2003.

"While our sales were impacted by intensified fuel discounts earlier in the year, sales growth momentum increased in the fourth quarter, with total sales up 6.3% and comparative store sales up 2.1%. This reflects the early impacts of customer initiatives in price perception, fresh produce and house-brands, most of which are yet to be fully implemented," Mr Williams said.

"Importantly, our continuing focus on efficiency initiatives has underpinned and enabled solid growth in our bottom line, with both our supermarket and liquor businesses improving their margins over the year.

"The F&L underlying EBIT margin rose by 10 basis points to 3.65% in 2003. This was driven by underlying gross margin expansion of 40 basis points to 24.69%, reflecting considerable gains in shrinkage and waste, reduced product cost and strong growth of our higher margin house-brands in both Coles and Bi-Lo. These initiatives, together with reinvestment of the shareholder discount reduction, have enabled us to further improve our price competitiveness for all customers.

"While systems investment and lower sales growth reduced our fixed cost leverage during the year, our underlying cost base remains very competitive in the marketplace."

Mr Williams said the store expansion program was continuing successfully, with 42 new supermarkets opened during 2003, well ahead of our strategic plan of 30-35 stores per annum.

"Our Liquor business continued its network expansion, with the opening of 92 new stores and 6 hotels during the year, significantly exceeding our plan of 20-25 new stores per annum. This included the strategic acquisition of Theo's Liquor in NSW, which was settled on May 26. The acquisition will bring many benefits through economies of scale and supply chain efficiencies. Theo's has performed in line with our expectations and will be earnings per share positive in its first full year of operation.

"We will use our three clearly differentiated liquor brands - Liquorland, Vintage Cellars and Theo's - to further leverage growth opportunities. The Theo's brand will be expanded nationally, which will initially see the re-branding of our Quaffers wine super stores, followed by a wider roll-out," Mr Williams said.

The Food and Liquor Group is now well positioned to capitalise on the major customer initiatives as they are progressively implemented:

  The roll-out of the new Coles fresh produce concept has been completed in most Victorian stores, with the majority of eastern seaboard stores to be re-modelled within FY2004. We are also enhancing our fresh ranges in the deli and meat sections.

  The launch of marketing campaigns to reinforce our competitive positioning. The Coles campaign, "Save Everyday", was launched in June and the "Why Pay More?" Bi-Lo campaign began in May, with both programs receiving positive customer response.

  Expansion of our successful everyday low price house brands in Coles and Bi-Lo. We have the largest and highest quality range of house brands in the market, with many products being market leaders. Our range of 3,200 items will grow to 5,700 by FY2006.

  The launch of our Coles Express Alliance with Shell in Victoria on July 28 has more than closed the competitive gap on fuel loyalty programs. For an investment of less than $100 million, we will have Australia's best discount fuel offer - the biggest network of 584 sites in great locations, a strong brand, quality fuel and high potential convenience stores.

The network will be rolled out nationally by mid calendar 2004, generating over $3 billion in fuel and convenience store sales when complete. Combined with the benefits from higher Food & Liquor sales, the impact from these initiatives will be earnings per share positive in FY2004.

The Victorian roll-out was a seamless transition and the full senior management team is now in place. In the first seven weeks of operation, Victorian Food & Liquor sales have responded positively to the enhanced loyalty offer, with revenue up 1.5-2.0% against other States as anticipated, and fuel volumes have exceeded our expectations.

Importantly, our convenient Coles Express locations are proving a real competitive advantage. Customers are buying fuel when and where they want, not only after shopping. For example, early analysis of vouchers redeemed at several sites has shown the vouchers to have originated from over 70 supermarkets across Victoria for each site. Of the vouchers redeemed to date, only one third of these relate to supermarket purchases within the same week.

Kmart and Officeworks
	2003	2002	Change
Sales ($m)	4,370	3,904	11.9%
Comparative store sales growth			7.6%
Retail EBIT[3,4] ($m)	103.6	62.4	66.0%
Retail margin (%)	2.37	1.60	77bp
NAE ($m)	846	821

Kmart and Officeworks reported a 66.0% ($41.2 million) increase in combined retail EBIT to $103.6 million, on strong sales growth of 11.9%.

Kmart Managing Director Hani Zayadi said that Kmart's strong result was a direct reflection of the strategy put in place last year to move the brand to the leadership position in discount department store retailing.

"Our results show strong acceptance of our strategy, to deliver customers the lowest prices on the products they want and to lead seasonal events, supported by strategic and planned promotions. All our products are backed by our lowest price guarantee, which is clearly understood and supported by our customers," Mr Zayadi said.

"Key sales drivers included the entertainment, consumables and toy & leisure categories.

"Our store refurbishment program is progressing to plan, with wider aisles and lower fixtures to improve the in-store experience for customers.

"Kmart opened four new full-service stores and four Garden Super Centres over the year, with 6 new full service stores planned for FY2004. We have the largest discount department store network in Australia by a significant margin," Mr Zayadi said.

Officeworks delivered yet another impressive performance. Officeworks Managing Director Peter Scott said the business continued to strengthen its position as the number one choice for small businesses in both retail and direct channels.

"Our margin expansion reflected strong sales growth, improved merchandise mix, increased buying synergies with the Viking acquisition and efficient business practices. The Viking business, acquired on 3 January 2003, is performing in line with expectations and will exceed its cost of capital within the first full year of operations.

"The Officeworks network continues to expand aggressively, with 10 stores opened during the year, bringing the total to 69. A minimum of 10 new stores are expected in FY2004," Mr Scott said.

Myer Grace Bros & Megamart
	2003	2002	Change
Sales ($m)	3,240	3,243	(0.1)%
Comparative store sales growth			(0.9)%
Retail EBIT[3] ($m)	25.2	(21.6)
Retail margin (%)	0.78	(0.66)	144bp
NAE ($m)	638	761

Myer Grace Bros (MGB), including Megamart, reported underlying retail EBIT of $25.2 million, a significant improvement from last year's $21.6 million loss.

"MGB's performance demonstrates clear progress against our turnaround strategy. We are well on the way to restoring Myer Grace Bros," MGB MD Dawn Robertson said.

"While sales were impacted during the year by the temporary closure of the Bondi store and shareholder discount reduction, growth momentum increased to 5.1% in the fourth quarter.

"The quality of our sales and inventory has shown solid improvement, reflecting enhancements to merchandise assortments and in-store execution, planned and strategic marketing, and more efficient capital investment.

"Our merchandise offer is continuing to build across all businesses, with many new brands being launched in FY2004, including two new private brands - Vue in Homewares for this Summer and a Men's modern brand in Winter 2004. In addition, we have strengthened our relationships and ranges from many large volume national brands, including Country Road, Jag, Cue and Sportscraft.

"Following a review of our store portfolio, the Nowra and Tamworth stores were closed during the year, with Bathurst to close in early 2004. The decision was based on performance, location and other strategic issues.

"Megamart produced another year of solid sales growth, with the opening of our new stores in Auburn and Casula in Sydney and Narre Warren in Melbourne. Our strategy with Megamart is to expand our share of the furniture and electrical markets, offering large ranges, competitive pricing and easy-to-shop stores," Ms Robertson said.

Target

	2003	2002	Change
Sales ($m)	2,647	2,422	9.3%
Comparative store sales growth			9.2%
Retail EBIT[3] ($m)	92.0	51.7	77.9%
Retail margin (%)	3.48	2.13	135bp
NAE ($m)	470	482

Target Managing Director Larry Davis said that Target continued to make significant progress in its rebuild, reporting a 77.9% increase in underlying retail EBIT to $92.0 million on a sales lift of 9.3%.

"Target is clearly delivering on its strategy of on-trend, affordable, high quality ranges and executing rapid sell-through within each season," Mr Davis said.

"Customers have responded very well to our exciting and fashionable offer, reflecting our speed to market with new merchandising trends, improved in-store execution and a more customer friendly shopping environment.

"Our focus continues to be on identifying and developing new on-trend ranges and new product licences, such as Mary Kate & Ashley in childrenswear. We have been so pleased with the success of the Mary Kate & Ashley licence, that we have now extended it into manchester. We see more opportunities for this type of cross-category development in the future," Mr Davis said.

"Target's underlying retail margin is the strongest in three years, rising 135 basis points to 3.48%. Our merchandising improvements reflect better management of product cost and promotional programs, combined with strong inventory control. Inventory flows continued to improve, with stock-turn increasing from 3.8 times to 4.3 times over the year.

"Our merchandising programs and people, combined with our ongoing portfolio strategy of closing non-performing stores and opening in key growth areas, has established a solid base for Target's future," Mr Davis said.

Emerging Businesses
	2003	2002	Change
Sales ($m)	254	213	19.2%
Retail EBIT ($m)	(10.9)	(14.2)	23.2%
NAE ($m)	33	14

Emerging Businesses reduced its underlying retail EBIT loss from $14.2 million to $10.9 million, through improved performances from Harris Technology and ColesOnline.

Sales in the division, excluding the exited Myer Direct, increased by 19.2% over the year. Harris Technology continued to increase its market share in the PC reseller market and opened four new business centres. ColesOnline benefited from strengthened marketing activity following our agreement with Australia Post to provide pick, pack and delivery services. In June 2003, Shopfast was acquired by ColesOnline, making us by far the country's largest online food retailer.

PROPERTY AND Unallocated EBIT
$m	2003	2002
Unallocated and head office costs	(113.5)	(106.7)
Gain on sale of property	1.4	15.0
Property operating earnings	27.6	34.1
Property and Unallocated EBIT	(84.5)	(57.6)

Note - Excludes profit on sale of Sydney Central Plaza of $5.5m pre-tax.

Unallocated and head office costs rose by $6.8 million to $113.5 million, driven by additional costs associated with the Annual General Meeting in November 2002, and restructuring and project costs. As previously forecast, second half unallocated and head office costs were in line with prior year.

Including the sale of Sydney Central Plaza (SCP), total property earnings were $34.5 million (2002: $49.1 million). SCP was sold to Westfield Trust in March 2003 for $390 million. As a consequence of fair value accounting, the profit on sale was not material. As a result of the SCP sale, property operating earnings were reduced by the loss of income previously generated by the asset.

The book value of the property portfolio at year end was $414.1 million (2002: $612.1 million).

Interest and Tax

Net borrowing costs decreased from $75.5 million in 2002 to $63.2m. This reflects significantly lower average net debt levels, assisted by the proceeds from the Sydney Central Plaza sale. Coles Myer received $3.7 million (2002: $12.4 million) in interest income from the Coles Myer Employee Share Plan for the funding facility.

Income tax expense on underlying profit of $207.3 million reflects an effective tax rate of 31.3%.

ACCOUNTING POLICY CHANGES
Pre-tax ($m)
Promotional rebates	(79.3)
Liquor licenses	10.3
Logistics administration expenses	5.0
Total	(64.0)

Promotional rebates

As disclosed at the interim profit result, CML has reviewed its long established policy on the treatment of supplier promotional rebates. Under the previous policy, which many other Australian retailers continue to follow, the portion of supplier rebates that supported promotional activities was taken to income to offset product promotion costs, as and when the rebate became due and payable.

As anticipated, guidance was issued by the Emerging Issues Task Force in the US in late 2002 (EITF No. 02-16), whereby virtually all forms of rebates are treated as a reduction of inventory cost.

CML is committed to the highest standards of financial reporting and also complies with US requirements associated with its listing on the NYSE. In the absence of sufficient guidance from Australian GAAP or other international standards, CML has taken cognisance of the US guidance.

Under this guidance, virtually all forms of rebates (including those previously taken directly to income under earlier accounting guidance) are treated as a reduction in the cost of inventory, deferring recognition of the income to as and when the inventory is sold.

While US companies are allowed a transitional framework for implementation, Australian GAAP requires us to implement a policy change in full in the year in which the change is made. As a result, the following one-time, non-cash adjustments were made during the year to account for all stock on hand: inventory reduction of $79.3 million and a corresponding reduction in underlying profit before tax of $79.3 million.

Liquor license amortisation

Liquor licences are considered to retain their value indefinitely. In recognition of this and to bring our policy in line with other retailers, CML is no longer amortising liquor licences. The carrying value of liquor licences will be reassessed each reporting period and adjusted accordingly if there is any diminution in value. The non-cash change of policy increased EBIT in the year by $10.3 million.

Logistics administration expenses

Consistent with other logistics expenses, logistics administration expenses are now capitalised into stock and expensed as goods are sold. Previously, these costs were expensed as incurred. The one-time, non-cash change of policy increased EBIT in the year by $5.0 million.

BALANCE SHEET
$m	2003	2002
Inventory	2,836.8	2,808.9
Trade creditors	(1,896.6)	(1,775.3)
Net investment in inventory	940.2	1,033.6
Other current net liabilities	(760.0)	(794.1)
Working capital	180.2	239.5
Intangible assets	494.0	238.2
Property, plant & equipment	3,340.6	3,499.5
Other net assets/(liabilities)	(36.6)	23.7
Funds Employed	3,978.2	4,000.9
Net Tax Balances	46.8	8.8
Net assets employed	4,025.0	4,009.7
Net debt	248.6	702.1
Shareholders' funds	3,776.4	3,307.6

The balance sheet was further strengthened over the year. Net debt fell by 64.6% to $248.6 million, reducing net debt to capital employed (net debt plus equity) to 6.2% (2002: 17.5%). Improved trading results and working capital management were the key drivers.

ROI increased strongly to 17.9%, up from 12.7% in 2002.

Inventory remained relatively flat, despite sales growth of 6.1%. This reflects higher stock turns and the continued improvement in the quality of the stock. In particular, total stock turn for the combined Kmart, Officeworks, MGB and Target businesses has increased by a substantial 31% since July 2001, from 2.9 times to 3.8 times.

Creditors support rose from 55.9% to 60.7% over the year. Working Capital fell by 24.8% to $180.2 million.

Cash flow and capital expenditure
$m	2003	2002
Operating cash flow	1,178.4	1,118.0
Capex	(625.2)	(507.7)
Acquisitions	(243.1)	(70.5)
Asset sales	417.5	91.2
Other	13.6	41.6
Free cash flow	741.2	672.6
Dividends paid	(287.6)	(285.3)
Share buy back	-	(1.4)
Net cash flow	453.6	385.9

Operating cashflow rose by $60.4 million to $1,178.4 million, primarily reflecting improved business performance, lower funding costs and strong balance sheet management.

Total capital expenditure of $868.3 million (2002: $578.2 million) reflected our strengthened new store program and the acquisition of Viking, Theo's Liquor NSW and Shopfast. Net capex, excluding acquisitions and net of the proceeds from the sale of Sydney Central Plaza and the sale and leaseback of other smaller properties, was $207.7 million. Excluding acquisitions and supply chain related investment, underlying capital expenditure of approximately $800 million is expected in 2004.

Strong free cashflow of $741.2 million was generated over the year, up by 10.2% on 2002.